UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                         ----------------

                           SCHEDULE 13D
                           (Rule 13d-1)
             UNDER THE SECURITIES EXCHANGE ACT OF 1934

              SPECTRUM INFORMATION TECHNOLOGIES, INC.
                         (Name of Issuer)

              COMMON STOCK, PAR VALUE $.001 PER SHARE
                  (Title of Class of Securities)

                             847623303
                          (CUSIP Number)

                         Donald J. Amoruso
              Spectrum Information Technologies, Inc.
                      2700 Westchester Avenue
                        Purchase, NY 10577
                          (914) 251-1800
           (Name, address and telephone number of person
         authorized to receive notices and communications)

                          August 28, 1997
      (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b) (3) or (4), check the following box _.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                           SCHEDULE 13D

- ---------------------------------     --------------------------------
CUSIP NO.    847623303                                    Page 1 of 3
- ---------------------------------     --------------------------------

- ----------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Donald J. Amoruso         SS# ###-##-#### [optional]
- ----------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)|_|
                                                           (b)|_|

- ----------------------------------------------------------------------
3      SEC USE ONLY


- ----------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF, SC
- ----------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|


- ----------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
- ----------------------------------------------------------------------
                7     SOLE VOTING POWER

  NUMBER OF           61,490
               --------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           0
               --------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
    PERSON
     WITH             61,490
               --------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      0
- ----------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       61,490
- ----------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*                      |_|


- ----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%
- ----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- ----------------------------------------------------------------------

Item 1.    Security and Issuer.

      The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 2700 Westchester Avenue, Purchase, NY 10577. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.    Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Donald J. Amoruso (the "Reporting Person").

      (b)  Mr. Amoruso's home address is 463 Sleepy Hollow
           Road, Pleasantville, NY 10570.

      (c)  Mr. Amoruso is the Chief Executive Officer,
           President and Chairman of the Board of the Issuer.

      (d) Mr. Amoruso has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Amoruso has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Mr. Amoruso is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

    Beneficial
      Shares         Source and Amount of Funds
      ------         --------------------------
      23,126         Shares subject to options received from the
                     Issuer to purchase Common Stock exercisable within sixty days of August 28, 1997; No funds required for acquisition.

      37,864 Stock bonus pursuant to Chapter 11 plan of reorganization approved by the U.S. Bankruptcy Court for the Eastern District of New York; Mr. Amoruso entered into a $19,000 loan agreement with Issuer to pay withholding taxes associated with such distribution.

         500         Stock purchased in the open market with
                     personal funds at an aggregate cost of
                     $750.

      61,490         Total amount of Beneficial Shares

Item 4.    Purpose of Transactions

      The acquisition of Common Stock has been made by Mr. Amoruso for investment purposes. Although Mr. Amoruso has no present intention to do so, he may make additional purchases or make sales of Common Stock either in the open market or in privately negotiated transactions. Mr. Amoruso has been awarded an additional 75,728 shares of Common Stock pursuant to Issuer's 1996 Incentive Deferral Plan. These shares will be distributed in equal installments in February 1998 and August 1998. Mr. Amoruso has been awarded an option to purchase 12,500 shares of Issuer's Common Stock which will vest in quarterly installments continuing through March 31, 1999. Mr. Amoruso has also been awarded an option to purchase up to an additional 12,500 shares of Common Stock that will vest only upon the achievement of certain performance objectives.

      Except as set forth in this Item 4, Mr. Amoruso has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, Mr. Amoruso reserves the right to propose or participate in future transactions which may result in one or more of such actions.

Item 5.    Interest in Securities of the Issuer.

      (a)  Mr. Amoruso beneficially owns 61,490 shares of Common
           Stock (See Item 3). This represents 5.1% of the issued and outstanding Common Stock.

      (b) Mr. Amoruso has sole voting power and dispositive power with respect to the shares of Common Stock.

      (c) Except for the following transactions, there have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5:

                          Shares of Common Stock          Price Paid
Settlement Date           Beneficially Owned              Per Share
- ---------------           ------------------              ---------
June 30, 1997      3,333  Shares subject to options          N/A
                          exercisable pursuant to a
                          grant made under Issuer's
                          1992 Stock Option Plan
                          vested on this date.

August 15, 1997   37,864  Stock bonus pursuant to            N/A
                          Issuer's 1996 Incentive
                          Deferral Plan.

August 19, 1997      500  Stock purchased.                  $1.50

August 28, 1997    1,563  Shares subject to options           N/A
                          exercisable pursuant to the
                          Issuer's 1996 Stock Incentive
                          Plan vested on this date.

The August 19, 1997 purchase was made by Mr. Amoruso through a broker on the open market. The vested options and stock bonus were issued by Issuer pursuant to the indicated compensation plans.

      (d) No person other than Mr. Amoruso has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common
           Stock owned beneficially by Mr.
           Amoruso.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      With respect to the 37,864 share stock bonus, Reporting
Person has pledged 16,963 shares as security for a loan from the Issuer, the proceeds of which were used to pay the withholding taxes relating to the bonus.

Item 7.    Material to be Filed as Exhibits.

      Pledge Agreement between Issuer and Donald J. Amoruso dated
August 15,1997.

      Promissory Note executed by Donald J. Amoruso dated August
15, 1997.

                               Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Donald J. Amoruso

Date:      September 4, 1997              /s/ Donald J. Amoruso
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